North America Structured Investments

J.P.Morgan

13m Digital Daily Knock Out Notes linked to Lesser Performance of the SPX and RTY

The following is a summary of the terms of the notes offered by the preliminary pricing supplement highlighted below.

Summary of Terms

Issuer:	JPMorgan Chase Financial Company LLC.
Guarantor:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000
Indices:	S&P 500 Index and Russell 2000
Pricing Date:	November 22, 2016
Observation Date:	December 22, 2017
Maturity Date:	December 28, 2017
Contingent Digital Return:	Between 8.50% and 10.50%*
Trigger Value:	With respect to each Index, 70.00% of its Initial Value
Trigger Event:	A Trigger Event occurs if, on any day during the Monitoring Period, the closing level of either Index is less than its Trigger Value.
Monitoring Period:	The period from but excluding the Pricing Date to and including the Observation Date
Lesser Performing Index:	Lower of the Index Returns of the Indices
Index Return:	With respect to each Index, (Final Value – Initial Value) / Initial Value
Initial Value:	With respect to each Index, the closing level of that Index on the Pricing Date
Final Value:	With respect to each Index, the closing level of that Index on the Observation Date

Payment At Maturity:	If a Trigger Event has not occurred, your payment at maturity per $1,000 principal amount note will be calculated as follows:
	$1,000 + ($1,000 × Contingent Digital Return)
	If (i) a Trigger Event has occurred and (ii) the Final Value of each Index is greater than or equal to its Initial Value, you will receive the principal amount of your notes at maturity.
	If (i) a Trigger Event has occurred and (ii) the Final Value of either Index is less than its Initial Value, your payment at maturity per $1,000 principal amount note will be calculated as follows:
	$1,000 + ($1,000 × Lesser Performing Index Return)
	If (i) a Trigger Event has occurred and (ii) the Final Value of either Index is less than its Initial Value, you will lose some or all of your principal amount at maturity

CUSIP:	46646E5A6
Preliminary Pricing Supplement:	http://sp.jpmorgan.com/document/cusip/46646E5A6/doctype/Product_Termsheet/document.pdf

Hypothetical Total Returns**

	Payment at Maturity (8.50% Contingent Digital Return)	Payment at Maturity
Least Performing Index Return	If a Trigger Event Has Not Occurred	If a Trigger Event Has Occurred
60.00%	$1,085.00	$1,000.00
40.00%	$1,085.00	$1,000.00
20.00%	$1,085.00	$1,000.00
5.00%	$1,085.00	$1,000.00
0.00%	$1,085.00	$1,000.00
-5.00%	$1,085.00	$950.00
-20.00%	$1,085.00	$800.00
-30.00%	$1,085.00	$700.00
-30.01%	N/A	$699.90
-60.00%	N/A	$400.00
-80.00%	N/A	$200.00

For more information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above.

Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

* The actual Contingent Digital Return will be provided in the pricing supplement and will not be less than 8.50%
**These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

North America Structured Investments

J.P.Morgan

13m Digital Daily Knock Out Notes linked to Lesser Performance of the SPX and RTY

Selected Risks

- Your investment in the notes may result in a loss. The Notes do not guarantee return of your principal at maturity.
- Your maximum gain on the notes is limited to the contingent digital return regardless of appreciation in the value of either index, which may be significant.
- Payment on the notes at maturity is subject to the credit risk of JPMorgan Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market's view of the creditworthiness of JPMorgan Financial or JPMorgan Chase & Co.
- Your ability to receive the contingent digital return may terminate on any day during the monitoring period. If, on any day during the Monitoring Period, the closing level of either Index is less than its Trigger Value (i.e., a Trigger Event occurs), you will not be entitled to receive the Contingent Digital Return at maturity. Under these circumstances, you may lose some or all of your principal amount at maturity.
- No interest or dividend payments, voting rights, or ownership rights with the securities included in the Index.
- As a finance subsidiary, JPMorgan Financial Company LLC has no independent operations and has limited assets.
- You are exposed to the risks associated with small capitalization companies.
- The Guarantor is one of the companies that makes up the S&P 500 Index.
- You are exposed to the risk of decline in the level of each Index.
- Your payment at maturity will be determined by the lesser performing index.

Selected Risks (continued)

- The estimated value of the notes will be lower than the original issue price (price to public) of the notes.
- The estimated value of the notes is determined by reference to an internal funding rate.
- The estimated value of the notes does not represent future values and may differ from others' estimates.
- The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period.
- Lack of liquidity: J.P. Morgan Securities LLC, acting as agent for the Issuer (and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
- Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline.
- The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

The risks identified above are not exhaustive. Please see "Risk Factors" in the applicable product supplement and "Selected Risk Considerations" to the applicable preliminary pricing supplement for additional information.

Additional Information

SEC Legend: JPMorgan Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and preliminary pricing supplement if you so request by calling toll-free 1-866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.
This material is not a product of J.P. Morgan Research Departments.

Free Writing Prospectus Filed Pursuant to Rule 433, Registration Statement Nos. 333-209682 and 333-209682-1

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com